Exhibit 99.1

GFL Environmental Announces Receipt of DOJ Approval for Acquisition of WCA Waste Corporation

VAUGHAN, CANADA, September 29, 2020 – GFL Environmental Inc. ("GFL" or the "Company") (NYSE and TSX: GFL) announced today that the U.S. Department of Justice (“DOJ”) has approved the Company’s proposed acquisition (the “Acquisition”) of WCA Waste Corporation (“WCA”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

As previously announced, on August 12, 2020, GFL entered into a definitive agreement with an affiliate of Macquarie Infrastructure Partners II to purchase WCA and its subsidiaries for an aggregate purchase price of US$1.212 billion. With the receipt of DOJ approval, one of the conditions to the closing of the Acquisition, the parties expect to close the Acquisition on October 1, 2020.

“We are pleased to achieve yet another major milestone in our history and are excited to be welcoming our new WCA employees to the GFL family on October 1st”, said Patrick Dovigi, the Founder and Chief Executive Officer of GFL. “This transaction, together with the acquisition of the divestiture assets resulting from the Waste Management, Inc. and Advanced Disposal Services, Inc. merger provide us with attractive opportunities to expand our geographic footprint into the United States. We still expect to close the purchase of the Waste Management, Inc. and Advanced Disposal Services, Inc. divesture assets early in the fourth quarter." Mr. Dovigi continued, “Looking ahead, we remain focused on creating long-term shareholder value, including through operational excellence, superior customer service, accretive acquisitions and investing in innovative and sustainable solutions.”

WCA operates a vertically-integrated network of solid waste assets, including 37 collection and hauling operations, 27 transfer stations, three material recovery facilities and 22 landfills supported by over 1,000 collection vehicles, across 11 U.S. states. WCA has an established regional platform with a growing footprint across the Midwest and Southeast U.S., including three key markets in Texas, Missouri and Florida.

About GFL Environmental

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households. For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the Acquisition and the acquisition of the divestiture assets resulting from the Waste Management, Inc. and Advanced Disposal Services, Inc. transaction. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Investor contact:

Patrick Dovigi

Founder and CEO

905-326-0101

pdovigi@gflenv.com

Media contact:

Dan Gagnier / Jeffrey Mathews

Gagnier Communications

646-569-5897